Cassidy & Associates
                         Attorneys at Law
                      9454 Wilshire Boulevard
                  Beverly Hills, California 90212
                            ----------

                    Email:  CassidyLaw@aol.com

Telephone: 202/387-5400                   Fax:  949/673-4525


                         March 13, 2012

John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:  Timberwood Acquisition Corporation
               Form 10-12G
               File No. 000-54594

Dear Mr. Reynolds:

     In response to the Securities and Exchange Commission's letter of February 23, 2012:

General

     1. We note the statement on page F-8 that Tiber Creek will pay all expenses incurred by you until consummation of a business combination. It is unclear what agreement covers this and other relationships between you and Tiber Creek. With a view to clarifying disclosure in the Form 10 and under Item 601(b)(10) of Regulation S-K, advise us of any agreements between you and Tiber Creek.

     There is no written agreement between Tiber Creek Corporation and Timberwood Acquistion Corporation (the "Registrant"). As disclosed in the Form 10, Tiber Creek is owned by James Cassidy and James Cassidy is also one of the two shareholders and directors of the Registrant. Through
Mr. Cassidy, there is an unwritten understanding that Tiber Creek will fund the expenses of the Registrant until the consummation of a business combination. Because of the nature of the Registrant and its absence of any on-going operations, these expenses are anticipated to be relatively low.

     2. We note the statement on page 26 and elsewhere that resales of your shares "may be subject to the holding period and other requirements of Rule 144". With a view to clarifying disclosure, please advise us fo your understanding regarding the applicability of Rule 144(i) under the Securities Act of 1933,including the holding period and other restrictions in the context of your filing and planned business combination.

     It is our understanding of Rule 144 that if a company has ever been a company with "no or nominal assets" or "assets consisting solely of cash and cash equivalents" (a "shell" company") then the safe harbor provisions of Rule 144 are not available until one year after the issuer has filed current Form 10 information and has ceased to be a shell company, is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, and has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months.


                         Sincerely,


                         Lee W. Cassidy